February 25, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:   Karen J. Garnett, Assistant Director

Re:	Luminent LLC (the "Registrant") Registration on Form S-4 (SEC File No. 333-149962)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the Registrant's registration statement on Form S-4, together with all exhibits and amendments thereto (the "Registration Statement"), which was initially filed with the Commission on March 28, 2008 and amended on June 10, 2008.

The Registrant desires to withdraw the Registration Statement because its parent company, Luminent Mortgage Capital, Inc., no longer desires to undertake the restructuring plan and certain related transactions described in the Registration Statement.  No securities have been sold pursuant to the Registration Statement and all activity in connection with the Registration Statement has been discontinued.

Please contact me if you have any comments or questions regarding this application.

Sincerely, LUMINENT LLC /s/ Karen Chang Karen Chang Chief Financial Officer